Exhibit 77C0

January 31, 2017

Results of Shareholder Votes

At the Fund's Annual Meeting of Shareholders held on November 16, 2016, the common shareholders and the preferred shareholders of the Fund, voting together as a single class, elected: Ellen D. Harvey and Suzanne P. Welsh as Class I Trustees, W. Thacher Brown as a
Class II Trustee, and Clifford D. Corso and Thomas E. Spock as
Class III Trustees. The voting results were as follows:


                     # of shares in Favor    # of shares Withheld
Ellen D. Harvey           4,625,106            1,679,652
Suzanne P. Welsh          4,625,106            1,679,652
W. Thacher Brown          4,541,674            1,763,084
Thomas E. Spock           4,543,784            1,760,974
Clifford D. Corso         4,543,784            1,760,974


In addition, following the Meeting, Ronald A. Nyberg
(Class I Trustee) and Ronald E. Toupin, Jr. (Class II Trustee), each submitted a letter of resignation effective as of 12:01 a.m. on November 17, 2016. Prior to their resignations, the Board of Trustees of the Fund, including the newly elected trustees, designated Ms. Welsh and Mr. Spock to fill the vacancies resulting from their resignations and to be the two trustees elected by the holders of outstanding preferred shares of the Fund, to the exclusion of the holders of all other securities and classes of capital stock.